UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): September 6, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**5320 Legacy Drive
Plano, Texas**
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

On September 6, 2017, Denbury Resources Inc. (the "Company") issued a press release announcing that over the last several days, production has been restarted at five of its six fields impacted by Tropical Storm Harvey. As of today, the Company estimates that approximately 90% of the 16,000 barrels of oil equivalent ("BOE") per day of net production shut-in as of August 27 has been returned to production, and the Company has not identified any significant damage at these impacted fields. The only field that remains shut-in is Thompson Field, which had net production just prior to the storm of approximately 1,000 BOE per day. Production at Thompson Field is expected to return to full capacity over the next eight weeks, as flooding in that area subsides and personnel are able to access the field. A copy of the press release is filed as Exhibit 99.1 hereto.

The information furnished in this Item 7.01 shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission, whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated September 6, 2017.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: September 6, 2017   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated September 6, 2017.

News

DENBURY RESOURCES RESTORES 90% OF PRODUCTION IMPACTED BY TROPICAL STORM HARVEY

PLANO, TX – September 6, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that over the last several days, production has been restarted at five of its six fields impacted by Tropical Storm Harvey. As of today, the Company estimates that approximately 90% of the 16,000 barrels of oil equivalent ("BOE") per day of net production shut-in as of August 27 has been returned to production, and the Company has not identified any significant damage at these impacted fields. The only field that remains shut-in is Thompson Field, which had net production just prior to the storm of approximately 1,000 BOE per day. Production at Thompson Field is expected to return to full capacity over the next eight weeks, as flooding in that area subsides and personnel are able to access the field.

The primary impacts of the storm to date include minimal cleanup costs and temporarily shut-in production. The Company does not expect any insurance recovery related to the storm. The impact of Tropical Storm Harvey on third quarter's production is estimated to be 2,000 – 2,200 BOE per day, and full-year production is still expected to be within our previously updated guidance of 60,000 – 62,000 BOE per day.

Christian S. Kendall, Denbury's President and CEO commented, "Our thoughts and prayers are with all affected by this significant storm, including several Denbury families. Although the impact of the storm will be ongoing in the Houston area for quite some time, its effect on our operations was significantly limited due to our pre-storm preparations and the resilience of Denbury's workforce. Above all, I am pleased that all our workers and their families remained safe throughout."

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

# # #

This press release, other than historical financial information, contains forward-looking statements that involve risks and uncertainties including estimated production effects of Tropical Storm Harvey. These statements are based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383